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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)*


                              THE FIRST YEARS INC.
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                                (Name of Issuer)


                          COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)


                                   337 610 109
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                                 (CUSIP Number)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)

           [ ] Rule 13d-1(c)

           [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 pages

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---------------------                                      ---------------------
CUSIP NO. 337 610 109                 13G                  PAGE  2  OF  6  PAGES
---------------------                                      ---------------------

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1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       Ronald J. Sidman
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY


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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                     5       SOLE VOTING POWER

                             1,074,670 shares (includes 154,961 shares issuable
                             to Mr. Sidman pursuant to stock options
                             exercisable within 60 days of December 31, 2001)
  NUMBER OF          -----------------------------------------------------------
    SHARES           6       SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                  0
     EACH            -----------------------------------------------------------
  REPORTING          7       SOLE DISPOSITIVE POWER
 PERSON WITH
                             1,074,670 shares (includes 154,961 shares issuable
                             to Mr. Sidman pursuant to stock options
                             exercisable within 60 days of December 31, 2001)
                     -----------------------------------------------------------
                     8       SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,074,670 shares (includes 154,961 shares issuable to Mr. Sidman pursuant to stock options exercisable within 60 days of
       December 31, 2001)
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]

       Excludes 49,486 shares owned by Mr. Sidman's wife, Marjorie R. Sidman. Mr. Sidman disclaims beneficial ownership of the shares owned by
       Mrs. Sidman.
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       12.9%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------




                               Page 2 of 6 pages
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Item 1(a).      NAME OF ISSUER:

                The First Years Inc.


Item 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                The First Years Inc.
                One Kiddie Drive
                Avon, MA 02322


Item 2(a).      NAME OF PERSON FILING:

                Ronald J. Sidman


Item 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The First Years Inc.
                One Kiddie Drive
                Avon, MA 02322


Item 2(c).      CITIZENSHIP:

                U.S.A.


Item 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock, $0.10 par value.






                               Page 3 of 6 pages
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Item 2(e).      CUSIP NUMBER:

                337 610 109


Item 3.         Not applicable.


Item 4.         OWNERSHIP

      (a) Amount beneficially owned: 1,074,670 shares (includes 154,961 shares issuable to Mr. Sidman pursuant to stock options exercisable within 60 days of December 31, 2001)

      (b)       Percent of class:   12.9%

      (c)       Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: 1,074,670 shares (includes 154,961 shares issuable to Mr. Sidman pursuant to stock options exercisable within 60 days of December 31, 2001)

                (ii)    shared power to vote or to direct the vote:  0 shares

                (iii)   sole power to dispose or to direct the disposition of:
1,074,670 shares (includes 154,961 shares issuable to Mr. Sidman pursuant to stock options exercisable within 60 days of December 31, 2001)

                (iv) shared power to dispose or to direct the disposition of: 0

Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not Applicable.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].








                               Page 4 of 6 pages
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Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable


Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable


Item 9.         NOTICE OF DISSOLUTION OF GROUP

                Not applicable


Item 10.        CERTIFICATION

                Not Applicable.





                                Page 5 of 6 pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2002                  /s/ Ronald J. Sidman
                                         ---------------------------------------
                                         Ronald J. Sidman
                                         President, Chief Executive Officer, and
                                         Chairman of the Board












                               Page 6 of 6 pages